Management's Discussion and Analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter ended June,2003, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. All amounts are reported in Canadian dollars, unless otherwise stated.

Cash distributions

The following table summarizes distributions paid or declared by the Trust from January 1,2003 to June 30,2003:
Record date	Distribution amount	Distribution amount
	payment date	(Cdn$)	(US$)
2003
January 21	February 14	$0.20	$0.129
February 20	March 14	$0.20	$0.131
March 20	April 15	$0.20	$0.136
April 21	May 15	$0.20	$0.135
May 20	June 13	$0.20	$0.140
June 18	July 15	$0.20	$0.148
Year to date cash distributions January 1 to June 31,2003		$1.20	$0.82

January 1 to June 30,2002
Year to date	Distribution amount	Distribution amount
record date	payment date	(Cdn$)	(US$)
2002
January 29	February 15	$0.16	$0.1006
February 28	March 15	$0.15	$0.0946
March 31	April 15	$0.15	$0.0944
April 30	May 15	$0.15	$0.0964
May 31	June 14	$0.17	$0.1097
June 24	July 15	$0.17	$0.1106
Year to date cash distributions January 1 to June 30,2002		$0.95	$0.61

Production

Total production averaged 26,781 boed in the second quarter compared to 19,952 boed in the second quarter of 2002. The 34 percent increase reflects production additions through drilling offset by natural production declines but is primarily attributable to the acquisition of Meota Resources Corp. on October 1, 2002. At the end of the quarter Provident's exit rate of production had increased to 27,500 boed reflecting a successful second quarter drilling program.

Year to date production averaged 27,686 boed compared to 17,851 for the first six months of 2002. The 55 percent increase is primarily attributable to acquisition of Meota Resources Corp.on October 1, 2002 as well as the southern Alberta properties acquired in the second quarter of 2002.

Second quarter drilling in the Lloydminster core area, together with other capital activities, averaged initial production rates of approximately 1,200 boed. Year to date the drilling program has added approximately 2,400 boed of production.

Year to date daily production was comprised of 47 percent natural gas, 23 percent cold conventional heavy oil and 30 percent medium/light crude oil and natural gas liquids. Provident's current commodity mix spreads the price risks among the commodities and complements the Commodity Price Risk Management Program to assist in reducing the volatility commodity prices have on cash flow and distributions.

Crude oil price

West Texas Intermediate (WTI) crude oil price averaged US$28.90 per barrel in the second quarter compared to US$26.25 per barrel in the second quarter of 2002.The Cdn/US dollar exchange rate averaged $1.40 in the quarter, while the prior year period rate was $1.54.Therefore,although there was a 13 percent increase in WTI, Canadian oil prices did not increase commensurately due to the appreciation of the Canadian dollar. Provident's average selling price at the wellhead for all blends of crude oil was Cdn$25.57 per barrel for the quarter compared to Cdn$26.87 per barrel for the prior year quarter. Average prices include an opportunity cost of $3.6 million or $2.94 per barrel from the impact of the Commodity Price Risk Management Program compared to a reduction of $4.3 million or $4.33 per barrel in the second quarter of 2002.

WTI crude oil price averaged US$31.34 per barrel year to date compared to US$23.95 for the first six months of 2002. The Cdn/US dollar exchange rate averaged $1.46 compared to $1.57 in 2002.The increased crude oil price, partially offset by the stronger Canadian dollar resulted in Provident averaging Cdn$27.03 per barrel in the first six months of 2003 compared to Cdn$25.18 in the first six months of 2002. Average prices included an opportunity cost of $15.3 million or $6.27 per barrel from the impact of the Commodity Price Risk Management Program compared to an opportunity cost of $4.9 million or $2.77 per barrel for the same period of 2002.

Natural gas price

Provident received an average price of Cdn$5.88 per mcf for its natural gas in the second quarter of 2003,as compared to Cdn$4.52 per mcf in the second quarter of 2002.The average selling price for natural gas includes an opportunity cost of $8.2 million or Cdn$1.24 per mcf from the Commodity Price Risk Management Program as compared to a gain of $1.4 million or Cdn$0.32 per mcf in the second quarter of 2002.

Provident received an average price of Cdn$6.20 per mcf for its natural gas year to date, as compared to Cdn$4.45 per mcf for the same period in 2002.The average selling price for natural gas includes an opportunity cost of $19.1 million or Cdn$1.35 per mcf from the Commodity Price Risk Management Program as compared to a gain of $4.1 million or Cdn$0.54 per mcf in the first six months of 2002.

Commodity price risk management program

Provident's Commodity Price Risk Management Program was initiated at the inception of the Trust to help reduce the volatility in Provident's crude oil and natural gas prices and to assist in stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI are commonly used. Provident's aggregate position under the Commodity Price Risk Management Program as at June 30,2003 is summarized in the following table on page 6.

Commodity price risk management program summary
Year	Product	Volume	Terms	Effective period
2003	Light oil	1,000 bpd	Costless collar
			WTI US$22.58 - US$26.00 per bbl	January 1 - December 31
		2,500 bpd	WTI US$24.01 per bbl	January 1 - December 31
		1,000 bpd	WTI US$24.31 per bbl	July 1 - September 30
		1,000 bpd	WTI US$23.82 per bbl	October 1 - December 31
	Heavy oil	3,000 bpd	Cdn$20.05 per bbl wellhead (1)(2)	January 1 - December 31
		500 bpd	US$18.75 per bbl at Hardisty	July 1 - December 31
	Natural gas (4)	20,000 GJpd	Cdn$4.82 per GJ	April 1 - October 31
		5,000 GJpd	Cdn$4.95 per GJ (3)	January 1- December 31
		6,000 GJpd	Cdn$4.98 per GJ	January 1 - October 31
		5,000 GJpd	Costless collar Cdn$5.00 - $7.75 per GJ	April 1 - October 31
		5,000 GJpd	Costless collar Cdn$5.50 - $7.52 per GJ	April 1 - October 31
		10,000 GJpd	Costless collar Cdn$4.50 - $5.72 per GJ	April 1 - October 31
		10,000 GJpd	Funded collar Cdn$5.50 - $8.75 per GJ	November 1 - December 31
		10,000 GJpd	Costless collar Cdn$5.50 - $7.85 per GJ	November 1 - December 31
2004	Light oil	2,000 bpd	WTI US$24.05 per bbl	January 1 - December 31
		500 bpd	WTI US$25.08 per bbl	January 1 - March 31
	Heavy oil	1,500 bpd	US$17.26 per bbl at Hardisty	January 1 - December 31
	Natural gas (4)	10,000 GJpd	Funded collar Cdn$5.50 - $8.75 per GJ	January 1 - March 31
		10,000 GJpd	Costless collar Cdn$5.50 - $7.85 per GJ	January 1 - March 31

(1) The heavy oil price of Cdn$20.05 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential and blending contracts and Cdn/US dollar exchange rate contracts.

(2) Contracts which, if extended, would require Provident to deliver 1,500 bpd at WTI US$22.70 per bbl and 1,000 bpd at WTI
US$23.70 for calendar 2004.The contracts are extendable at the option of the counter party.

(3) Contract which, if extended, would require Provident to deliver 5,000 GJpd at Cdn$4.95 per GJ for calendar 2004. The contract is extendable at the option of the counter party.

(4) Natural gas contracts are settled against AECO monthly index.

For hedges in place at June 30, 2003 and using June 30, 2003 forward commodity prices, the cost to settle Provident's crude oil hedging contracts would have been approximately $7.9 million. The cost to settle Provident's natural gas hedging contracts would have been approximately $4.3 million.

Revenue

During the quarter, gross production revenue from oil, natural gas and natural gas liquids was $74.0 million,60 percent higher than the $46.1 million cash revenue for the comparable quarter in 2002. Gross production revenue in the quarter was reduced by $0.2 million of non-cash amortization related to the deferred hedging gains recorded at the time of the Richland acquisition compared to $2.9 million for the second quarter of 2002. The increased revenue results from both higher average commodity prices and a significant increase in production volumes as a result of the acquisition of Meota Resources Corp. on October 1,2002.

Year to date, gross production revenue of $161.9 million includes a reduction of $0.4 million of non-cash amortization related to the deferred hedging gains recorded at the time of the Richland acquisition. This compares to revenue of$77.8 million, including a reduction of $5.3 million related to the deferred hedging gains recorded at the time of the Richland acquisition, in the first six months of 2002. The increase reflects an increase in the average commodity prices as well as a significant increase in production due to the acquisitions of Meota Resources and the southern Alberta properties.

Royalties

Royalties in the quarter were $17.9 million, $7.35 per boe or 21.2 percent of gross production revenue prior to the effects of the Commodity Price Risk Management Program. This compares to the second quarter of 2002 with royalties of $9.5 million, $5.23 per boe or 18.3 percent of gross production revenue prior to hedging. Royalties were $41.8 million, $8.35 per boe or 21.4 percent of gross production revenue prior to hedging for the six months ended June 30, 2003.This compares to royalties of $16.3 million,$5.04 per boe or 19.4 percent of gross production revenue prior to the effects of the Commodity Price Risk Management Program and the amortization of the natural gas deferred hedging gains for the same period in 2002.The increased royalty burden expressed as a percentage of gross revenues primarily results from an increased percentage of natural gas, which bears higher royalty rates, within Provident's production mix in the 2003 quarter and six months periods as compared to the same periods in 2002.

Production expenses

Production expenses averaged $7.48 per boe for the quarter, which was $0.40 or 6 percent higher than the $7.08 per boe in the second quarter of 2002. Year to date, production expenses averaged $7.13 per boe, as compared to $6.61 per boe for the first 6 months of 2002. Higher costs for propane and electricity, together with servicing and workover charges, contributed to higher production expenses. Improved operational efficiencies and a continued focus on cost controls should reduce average production costs going forward.

Other income

Other income in 2003 of $1.7 million is as a result of a gain realized on the sale of shares held as a portfolio investment.

General and administrative and management fee expenses

The management contract was bought out on January 17, 2003 therefore no management fees have been incurred in 2003. General and administrative expenses of $3.7 million in the second quarter (2002 - general and administrative $1.8 million and management fees were $3.5 million for an aggregate of total $5.3 million) decreased in aggregate by $1.6 million or 30% compared to the second quarter of 2002 and at $1.50 per boe show a reduction from last year levels of $2.92 per boe including management fees.

General and administrative expenses were $6.6 million for the six months ended June 30,2003.In the same period in 2002 general and administrative expenses were $3.2 million and management fees were $5.7 million for an aggregate of $8.9 million. General and administrative and management fee expenses were reduced $2.3 million (26%) and at $1.31 per boe show a significant reduction from the first six months of 2002 of $2.75 per boe.

Management internalization

On January 17, 2003, unitholders of Provident approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of$18.0 million plus $0.6 million of transaction costs. Total non-cash consideration of $18.0 million was settled with the issuance of 1,682,242 exchangeable shares at a deemed price of $10.70 per share that are held in escrow and released 25 percent per year commencing June 2003.The internalization was accretive to cash flow and net asset value and also improves the long-term cost structure of the Trust,which will be beneficial to the Trust's ability to attract capital in a competitive marketplace and complete accretive acquisitions. The transaction also increased ownership of the units held by management and directors further aligning managements' interests with those of unitholders.

At June 30, 2003 approximately 4.9 percent of the outstanding units and exchangeable shares were held by management and directors.

Interest

Interest expense was $2.2 million for the second quarter of 2003 compared to $1.0 million in the second quarter of 2002. Interest expense increased $2.5 million to $4.5 million year to date over the first six months of 2002. The increased debt capitalization of the Trust to fund accretive acquisitions caused the increase in interest costs.

Taxes

Capital taxes, including the Saskatchewan Resource Surcharge, for the second quarter of 2003 were $0.6 million, which is a decrease of $0.1 million over the second quarter of 2002. Year to date capital taxes, including Saskatchewan Resource Surcharge, have increased to $1.8 million from $1.3 million for the first six months of 2002 due to the growth of the asset base of the Trust.

The future income tax recovery of $25.5 million for the quarter (2002 - $3.9 million) on pre-tax losses of $1.8 million (2002 - $2.0 million pre-tax losses) was primarily caused by changes in Canadian tax legislation. On June 9,2003 the Canadian government substantially enacted federal income tax changes for the oil and natural gas sector as it had outlined in its 2003 budget. Resource tax rates will decline from the current 27% to 21% by 2007. Concurrently, the 100% deductibility of the resource allowance will be phased out and Crown charges will become 100% deductible. These changes, combined with a revision in estimates of Provident's tax pool balances, resulted in the significant future tax recovery in the quarter.

Net income (loss)

Net income of $23.1 million ($0.36 per unit) was recorded in the quarter and included future income tax recoveries of $25.5 million (2002 - net income of $1.2 million or $0.03 per unit).

Year to date net income was $4.7 million, excluding future income tax recoveries of $28.2 million and excluding the one time charge to earnings of $18.6 million for management internalization. Net income of $14.3 million ($0.23 per unit) was recorded for the first six months of 2003 (2002 - net income of $2.5 million or $0.08 per unit).

Operating netback

Provident's operating netback in the second quarter of 2003 was $15.63 per boe, as compared to a netback of $14.67 per boe in the second quarter of 2002.Year to date, operating netback was $16.92 per boe, as compared to a netback of $14.08 per boe in the first six months of 2002.The increase was mainly attributable to increases in commodity prices partially offset by the opportunity cost associated with the Commodity Price Risk Management Program as well as an increase in production costs.

Cash flow from operations

Cash flow from operations was $31.6 million ($0.49 per unit) during the second quarter, 39 percent higher than the $22.6 million ($0.63 per unit) in the second quarter of 2002.Year to date cash flow from operations was $73.5 million ($1.19 per unit), which was 94 percent higher than the $38.0 million ($1.15 per unit) in the first six months of 2002. The growth in cash flow reflects Provident's acquisition driven increase in operating income and an increase in average commodity prices partially offset opportunity costs from the Commodity Price Risk Management Program as well as increased general and administration costs and interest expense associated with Provident's growth.

Bank debt

Bank debt as at June 30,2003 was $197.5 million compared to $187.2 million of bank debt as at December 31,2002. As at June 30,2003 Provident had drawn on 84 percent of its $235 million revolving credit facility with a syndicate of Canadian chartered banks.

Depletion, depreciation and amortization (DD&A)

DD&A expense in the second quarter was $33.6 million or $13.78 per boe, which was 71 percent higher than the second quarter 2002 DD&A of $19.6 million or $10.80 per boe. The high DD&A rate is attributable to the method of accounting for corporate acquisitions required under Canadian GAAP. More specifically, property, plant and equipment are written up by the tax-affected difference between the purchase price and the tax pools acquired to fair market value. Over time, the increased DD&A rate is offset by a future tax recovery amount.

Year to date, the DD&A rate was $13.64 per boe, as compared to $10.61 per boe in the first six months of 2002.The increase can be attributed to the effects noted above.

Capital expenditures

Provident spent $12.0 million during the second quarter of which $4.5 million was spent in the Lloydminster core area drilling 16 net heavy oil wells. In addition, $0.9 million was spent to increase land holdings in the Lloydminster core area. Optimization projects accounted for $3.8 million in west central and southern Alberta, $0.5 million in Lloydminster and $0.5 million in southeast and southwest Saskatchewan. $1.8 million was spent on leasehold improvements and other miscellaneous capital primarily associated with Provident's head office move. A substantial portion of the leasehold improvement costs will be recovered through future rent reductions. Provident disposed of $0.8 million of non-core assets in the quarter representing minimal production.

Provident spent $9.5 million in the second quarter of 2002, mostly on drilling and completing 21 net heavy oil wells in the Lloydminster core area.

Year to date, Provident incurred capital expenditures of $18.5 million, of which $6.7 million was spent in the Lloydminster core area drilling 24 net heavy oil wells. A further $1.4 million was spent in the Lloydminster core area on facilities and optimizing production through re-completions while $0.9 million was spent to increase land holdings. In southeast and southwest Saskatchewan expenditures of $1.6 million were directed at drilling 0.5 net oil wells as well as re-completions and facility projects. In west central and southern Alberta $5.6 million was spent on optimization and facility projects. Leasehold improvements and office related capital of $2.3 million was spent primarily on Provident's head office move.

Provident incurred $13.4 million in capital expenditures year to date 2002 that included $9.3 million spent in the Lloydminster core area drilling and completing 28 net heavy oil wells and optimizing production through re-completions and reactivations and $1.2 million directed at seismic reprocessing, land retention and non-operated capital expenditures. The remaining $2.9 million was directed at drilling, optimization and facility expenditures in southeast Saskatchewan and west central and southern Alberta.

Outlook

Provident's 2003 capital program continues to focus on low risk development drilling opportunities in our Lloydminster heavy oil area and natural gas and medium oil prospects in our southern Alberta core area. Capital expenditures of $32.7 million are forecast to be funded primarily from the distribution reinvestment program allowing us to keep our payout ratios high, maintain our debt at manageable levels and to continue to evaluate additional accretive growth opportunities.

Crude oil prices continue to be extremely volatile reflecting world events on a daily basis. The volatility in natural gas prices has also been extreme with low storage levels driving significant daily price movements. Provident will continue to employ a systematic and disciplined Commodity Price Risk Management Program to minimize the volatility that commodity prices have on our cash flow and distributions.

We would like to thank our unitholders for their support and confidence in our strategy and all of our employees for their continued dedication and hard work in accomplishing our plan.

Forward looking statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

For further information contact:

Jennifer M.E. Pierce
Senior Manager, Investor Relations and Communications
Phone (403) 231-6736

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com